Santiago, May 05, 2026
Mrs.
Catherine Tornel León
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank”) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

As of yesterday, May 04, 2026, the Bank placed dematerialized bearer bonds in the local market, using the line of credit registered with the CMF Securities Registry under number 202220013 on November 15, 2022. The specific terms of these placements were as follows:

- Series AA-5 Bonds, ticker symbol BSTDA50822, for a total amount of 706,000 UF, maturing on February 1, 2032. The average placement rate for the bonds was 2.50%.

            Sincerely,
Patricia Pérez Pallacán
CFO

C.c:
- Stock Exchange
- Chilean Electronic Exchange